December 11, 2002


PRESS RELEASE - PRESS RELEASE - PRESS RELEASE - PRESS RELEASE

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EVEREST INVESTORS 10, LLC
155 N. Lake Avenue, Suite 1000
Pasadena, CA  91101

CONTACT: Stacey McClain, (626) 585-5920


FOR IMMEDIATE RELEASE


     PASADENA, CALIFORNIA, December 11, 2002 - Everest Investors 10, LLC today announced that it has extended the expiration date of its outstanding tender offer for limited partnership interests in Income Growth Partners, Ltd. X - Original Units. The expiration date for the tender offer has been extended to 5:00 p.m., Los Angeles time, on Tuesday, December 24, 2002. The offer was previously scheduled to expire at 5:00 p.m., Los Angeles time, on Thursday, December 12, 2002. Everest reported that approximately 462 units have been deposited to date in response to the offer.